TSX:IRC                                                                                 NR 06-10

                                                                                           May 24, 2006

IRC UPDATES INVESTORS ON

VOISEY’S BAY ROYALTY PAYMENT AND

WESTERN AUSTRALIAN GOLD ROYALTY ACQUISITION

DENVER, COLORADO – May 24, 2006 - International Royalty Corporation (TSX: IRC) (the “Company” or “IRC”)  is pleased to provide further details on the Voisey’s Bay royalty payment recently received and an update on its Western Australian gold (WAu) royalty acquisition.

On May 15, 2006 IRC reported the receipt of the first royalty payment from the Voisey’s Bay royalty.  IRC’s preliminary analysis of the first royalty payment reveals three factors that cause the actual royalty calculation to differ from the initial projections.  These factors include; higher smelter and refining costs than originally anticipated, a difference in the interpretation of the royalty contract and calculation, and significantly higher commodity prices than those used in the original projections.

Depending on the commodity price assumptions used, the effect of the first two factors could result in a shortfall of 15% to 25% compared to initial projections.  However, taking into account both of these factors and using current commodity prices, payments on the royalty may amount to as much as 50% more than IRC’s original base case projections.

Due to the nature of the sales agreements on the Voisey’s Bay concentrates, in which proceeds are not remitted until 90 to 180 days subsequent to shipment from the mine, the proceeds received during the first quarter primarily represented partial payments on the first two concentrate shipments in November and December of 2005.  In addition, revenue recognized on the royalty will always lag production from the mine by one to two calendar quarters.   As IRC begins to receive full quarterly payments, and as the mine continues to increase production to full capacity, royalty revenues and cash flow will increase accordingly.

IRC is seeking additional information and clarification with respect to some aspects of  the royalty calculation and is carefully evaluating all options for resolution of the interpretation issues.

On April 18, 2006 IRC announced that it entered into a binding agreement to acquire the WAu royalty.  An application has been made with the Foreign Investment Review Board of Australia for the routine review of this acquisition.  It is expected that the application will be processed by June 10, 2006 and that IRC will be able to close the transaction at any time on or after June 12, 2006.  At closing, IRC will receive the royalty proceeds for the first quarter of 2006 from the Southern Cross Mine.

Since the signing of the definitive agreement for the WAu royalty, the total Measured and Indicated Resources reported for the South Laverton project have increased from 460,695  to 962,657 oz, as shown in the table below. IRC is very pleased to see this internal growth on one of the many properties covered by the WAu royalty in such a short time from the signing of the definitive agreement.

These Resources are JORC compliant. However, IRC does not have access to the underlying data and, therefore, cannot reconcile these figures to CIM reporting standards.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements. You are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey’s Bay project in Labrador, Canada.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Barry Mire : bmire@renmarkfinancial.com

Media, Eva Jura: ejura@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com